ROADZEN INC.

111 Anza Boulevard, Suite 109

Burlingame, California 94010

May 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re: Roadzen Inc.

Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-278706)

Dear Sir or Madam:

On April 16, 2024, Roadzen Inc., a British Virgin Islands business company (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-278706) (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that the Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates in order to consider other alternatives.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact me at (650) 414-3530 or the Company’s counsel, Jason T. Simon at (703) 749-1386.

Very truly yours, /s/ Rohan Malhotra
Rohan Malhotra Chief Executive Officer